                                  RadNet, Inc.
                               1510 Cotner Avenue
                              Los Angeles, CA 90025


April 30, 2007




VIA EDGAR AND FEDEX

Ms. Raquel Howard
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

         Re:      RadNet, Inc. - Item 4.01 Form 8-K Filed on April 17, 2007
                  ---------------------------------------------------------
                  (File No. 001-33307)
                  --------------------

Dear Ms. Howard:

         We are responding to the comments in your letter to RadNet, Inc., dated April 23, 2007, concerning our Form 8-K referred to above.

         Set forth below are our responses to the Staff's comments. For your convenience, we have included each of the Comments in italicized text before the corresponding response.

RESPONSES:

     1. WE NOTE YOUR DISCLOSURE THAT MOSS ADAMS LLP DECLINED TO STAND FOR RE-ELECTION AS YOUR INDEPENDENT ACCOUNTANT. PLEASE CONFIRM THAT YOUR AUDIT/CLIENT RELATIONSHIP WITH THEM HAS ENDED AND THE DATE. IF THIS IS TRUE, PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY OR ADVISE. SEE ITEM 304 OF REGULATION S-B.

         We respectfully submit to you that our audit/client relationship with Moss Adams LLP has not yet ended as of the date of this letter. Although Moss Adams LLP has notified us that they do not intend to stand for reelection, they have agreed to continue to work with us through the filing of our next Quarterly Report on Form 10-Q.

Ms. Howard
April 30, 2007
Page 2


     2. WE NOTE YOU FILED INFORMATION REGARDING NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS UNDER ITEM 4.01 FORM 8-K RATHER THAN AN
         ITEM 4.02. PLEASE AMEND YOUR FILING TO INCLUDE ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW AND REQUIRED DISCLOSURES.

         We respectfully submit to you that we have previously included in our Form 10-K filed on February 7, 2007 for the fiscal year ended October 31, 2006 and in our Form 10-K/T filed on April 17, 2007 disclosure pertaining to our non-reliance on previously issued financial statements. We have also amended our filing to include Item 4.02 of Form 8-K to reflect our disclosures contained in the Forms 10-K, referred to above, regarding non-reliance on previously issued financial statements.

     3. PLEASE AMEND YOUR FILING TO DISCLOSE THE DATE YOU CONCLUDED THAT YOUR FINANCIAL STATEMENTS SHOULD NO LONGER BE RELIED ON.

         In connection with the preparation of our Form 10-K, referred to above, we concluded on February 2, 2007 that our financial statements should no longer be relied upon. We have amended our filing to reflect that information. We have also previously disclosed that in our Form 10-K and Form 10-K/T filings.

     4. PLEASE REVISE YOUR DISCLOSURE TO STATE WHETHER YOUR AUDIT COMMITTEE, OR BOARD OF DIRECTORS, OR AUTHORIZED OFFICERS DISCUSSED WITH YOUR INDEPENDENT ACCOUNTANT THE MATTERS DISCLOSED IN THE FILING. REFER TO
         ITEM 4.02 OF FORM 8-K INSTRUCTIONS.

         We confirm that our audit committee discussed with our independent accountant the matters disclosed in the filing. We have revised our disclosure to reflect that discussion.

         In connection with this response, we hereby acknowledge that:

         o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Howard
April 30, 2007
Page 3



         If you have any questions, please contact me at (310) 478-7808.



                                                       Very truly yours,


                                                       /s/ Dr. Howard G. Berger
                                                       -------------------------
                                                       Dr. Howard G. Berger
                                                       Chief Executive Officer


cc:      Dr. David Swartz, Audit Committee Chairman, RadNet, Inc.
         Jeff Linden, General Counsel
         Linda Michaelson